Mail Stop 4561

December 31, 2008

Manuel Sanchez
Chief Executive Officer
Telvent GIT, S.A.
Velgrande, 6
28108, Alcobendas, Madrid, Spain

>   **Re: Telvent GIT, S.A.**
>   **Registration Statement on Form F-3**
>   **Filed December 4, 2008**
>   **File No. 333-155933**

Dear Mr. Sanchez:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Shareholders, page 17

1. Item 507 of Regulation S-K requires disclosure of each selling shareholders name, the amount of shares held by the selling shareholder prior to the offering, the amount of shares being offered for sale by the selling shareholder, and the amount and percentage of shares to be owned by the selling shareholder after the offering. The first column of the tabular disclosure on pages 17-18 lists the amount of shares owned by each selling shareholder prior to the offering; the second column lists the amount of shares being offered by each selling shareholder pursuant to

this offering; the third column which purports to list the amount of shares to be owned by each selling shareholder <u>after</u> the offering should include a figure equal to the <u>difference</u> between the amount listed in the first column and the amount listed in the second column. Instead, the figure included as the amount of shares to be owned by each selling shareholder after the offering is equal to the <u>sum</u> of the amount of securities owned prior to the offering and the amount of securities being offered pursuant to the offering. This error is also reflected in the final column of the table which purports to disclose the percentage of the amount of shares to be owned by the selling shareholders after the offering. Please revise the table to reflect these comments.

2. Please disclose whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. Please be advised that all selling stockholders who are registered broker dealers who did not receive their securities as compensation for investment banking or similar services should be identified as underwriters. With respect to affiliates of broker-dealers, please disclose whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

3. With respect to the shares to be offered for resale by legal entities, please disclose the individual or individuals who exercise the voting and dispositive powers. See Regulation S-K Compliance and Disclosure Interpretation No. 140.02.

<u>Part II – Information Not Required in Prospectus</u>

<u>Item 10. Undertakings,</u>

4. Please provide the undertakings set forth in Item 512(a)(1), (4), and (5) of Regulation S-K.

<u>Exhibit 5</u>

5. The opinion provided by counsel must opine on the legality of the securities at the time the securities are to be resold as contemplated by the registration statement. Currently, the opinion appears to be limited to the legality of the securities at the time they were issued to the selling stockholders. Please have counsel file a revised and updated opinion.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Ryan Houseal at (202) 551-3105 or me at (202) 551-3397 with any other questions. If you then require additional assistance, please contact Mark Shuman at (202) 551-3462 or Barbara Jacobs, the Assistant Director, at (202) 551-3730.

Sincerely,

Jay Ingram
Attorney Advisor

cc.   Laura D. Nemeth
       Daniel G. Berick
       Squire, Sanders & Dempsey L.L.P.
       Fax: (216) 479-8780